Filed pursuant to 424(b)(3)
Registration No. 333-153356

SUPPLEMENT NO. 7
DATED DECEMBER 13, 2010
TO THE PROSPECTUS DATED OCTOBER 7, 2010
OF INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

This Supplement No. 7 supplements, and should be read in conjunction with, the prospectus of Inland Diversified Real Estate Trust, Inc., dated October 7, 2010, as previously supplemented by Supplement No. 2 dated October 15, 2010, Supplement No. 3 dated November 5, 2010, Supplement No. 4 dated November 12, 2010, Supplement No. 5 dated November 16, 2010 and Supplement No. 6 dated December 7, 2010. Unless otherwise defined in this Supplement No. 7, capitalized terms used herein have the same meanings as set forth in the prospectus, as supplemented.

Investments in Real Estate Assets

Recent Acquisitions

On December 6, 2010, we purchased the following property:

Property Name	Date Acquired	Total Square Feet or Units	Approx. Purchase Price	Cap Rate (1)	Annualized Base Rent	Average Annualized Base Rent per Square Foot	Average Remaining Lease Term in Years	Econ-omic Occ-upancy (2)	Phy-sical Occ-upancy
Time Warner Cable Div. HQ --East Syracuse, NY	12/06/10	102,924	$18,050,000	7.73%	$1,446,500	$14.05	10	100%	100%

(1) We determine capitalization rate, or “cap rate,” by dividing the property’s annualized net operating income (“NOI”), existing at the date of acquisition, by the purchase price of the property.  NOI consists of, for these purposes, rental income and expense reimbursements from in-place leases, including master leases, if any, reduced by operating expenses and existing vacancies.

(2)  Economic occupancy is defined as the percentage of total gross leasable area for which a tenant is obligated to pay rent under the terms of its lease agreement, regardless of the actual use or occupation by that tenant of the area being leased.

Time Warner Cable Division Headquarters.  On December 6, 2010, we, through Inland Diversified East Syracuse Fair Lakes, L.L.C., a wholly owned subsidiary formed for this purpose, acquired a fee simple interest in an approximately 102,924 square foot office building located in East Syracuse, New York and leased to Time Warner Cable, Inc. (“Time Warner Cable”). We purchased this property from an unaffiliated third party, Pioneer Cable Partners, LLC, for approximately $18.1 million. Closing costs for this acquisition did not exceed $75,000. We funded approximately $9.0 million of the purchase price with proceeds from our offering. Concurrent with closing, we entered into a $9.1 million loan secured by a first mortgage on the property, for the remainder of the purchase price. This loan bears interest at a fixed rate equal to 5.177% per annum, and matures on November 1, 2020. We will be required to make monthly payments of interest through January 2016, and monthly payments of principal and interest thereafter, until maturity. The loan may be prepaid, in full, but not in part, anytime after January 2, 2013, provided that if the prepayment occurs before the date that is three months prior to the maturity date, the borrower will be required to pay a prepayment premium.

The cap rate for the property is approximately 7.73%.

The property is 100% occupied by Time Warner Cable. According to its public filings, Time Warner Cable is the second-largest cable operator in the U.S., with systems located mainly in five geographic areas — New York State (including New York City), the Carolinas, Ohio, Southern California (including Los Angeles) and Texas — and serving more than 14 million customers. Time Warner Cable pays an annual base rent of approximately $1.4 million under a lease that expires in November 2020. Under the terms of its lease, Time Warner has two five-year options to renew through November 2030.

The property has been 100% occupied by Time Warner Cable over the past five years, but the average effective annual base rent per square foot has increased from $13.31 in 2005, to $13.89 in 2006 through 2009. We believe that this property is suitable for its intended purpose and adequately covered by insurance. We do not intend to make significant renovations or improvements to the property. There are five competitive office buildings located within approximately five miles of this property.

Real estate taxes assessed for the fiscal year ended December 31, 2010 (the most recent tax year for which information is generally available) are approximately $328,000. The amount of real estate taxes paid was calculated by multiplying the property’s assessed value by a tax rate of 3.28%. For federal income tax purposes, the depreciable basis in this property will be approximately $17.4 million. We will calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and land improvements based upon estimated useful lives of forty and twenty years, respectively.

Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 170.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of December 10, 2010.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our sponsor:	20,000	200,000	–	200,000

Shares sold in the offering:	24,576,107	244,340,006	23,091,181	221,248,825

Shares sold pursuant to our distribution reinvestment plan:	480,753	4,567,154	–	4,567,154

Shares purchased pursuant to our share repurchase program:	(23,495)	(225,830)	–	(225,830)
Total:	25,053,365	$248,881,330	$23,091,181	$225,790,149

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

The amount indicated under net proceeds is prior to issuer costs.

2